UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN

(Full Title of the Plan)

EDISON INTERNATIONAL

(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770

(Address of principal executive office)

Edison 401(k) Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2021 and 2020	6
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2021	7
Notes to Financial Statements	8

Supplemental Schedules
Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	17
Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions	19
Appendix of Schedule H – Schedule of Assets (Held at End of Year)	20

Signature	41

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note:  All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Edison 401(k) Savings Plan

Rosemead, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Edison 401(k) Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 and the schedule of reportable transactions for the year ended December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Vasquez & Company LLP

We have served as the Plan's auditor since 2021.

Glendale, California

June 23, 2022

Financial Statements

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2021	2020
Assets
Investments, at fair value	$5,832,256	$5,230,340
Receivables
Notes receivable from participants	77,160	81,957
Dividends receivable	4,366	5,115
Receivable from brokers and other	12,029	13,807
Total receivables	93,555	100,879
Total assets	5,925,811	5,331,219

Liabilities
Payable to brokers and other	56,039	61,961
Total liabilities	56,039	61,961

Net assets available for plan benefits	$5,869,772	$5,269,258

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

For the year ended
(in thousands)	December 31, 2021
Additions
Investment income
Dividends	$30,445
Interest income and other	5,981
Net appreciation in fair value of investments	744,880
Total investment income	781,306
Interest income on notes receivable from participants	3,858
Contributions
Employer contributions, net of forfeitures	97,864
Participant and rollover contributions	174,107
Total net contributions	271,971
Total additions	1,057,135

Deductions
Management fees	(6,078)
Distributions to participants	(450,543)
Total deductions	(456,621)

Net increase	600,514
Net assets available for plan benefits
Beginning of year	5,269,258
End of year	$5,869,772

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following description of the Edison 401(k) Savings Plan (the "Plan") provides only general information. The Plan sponsor is the Southern California Edison Company ("SCE", the "Plan Sponsor"). Participants should refer to the summary plan description and plan document, as amended, for a more complete description of the Plan’s provisions.

Nature of Plan

Eligibility

The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the "Company") and subsidiary companies, including SCE, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. An employee, as defined by the plan document, is eligible to participate in the Plan immediately upon employment.

Contributions

Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions up to 6% of a participant’s eligible pay. The Company allows employees who have attained age fifty before the close of a plan year to make catch up contributions subject to Internal Revenue Service ("IRS") limitations. The Plan also accepts rollover contributions from other qualified plans. In addition to the matching contributions mentioned above, employees hired by the Company on or after December 31, 2017 will receive noncontributory employer contributions of 6% for non-represented employees and 4-6%, based on age and service points, for represented employees.

Vesting

Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and their related earnings are fully vested.

Forfeitures

Forfeited non-vested accounts are used to offset employer contributions. At December 31, 2021 and 2020, the unused portion of forfeited non-vested accounts totaled approximately $27,000 and $31,000, respectively. During 2021, there were $1,671,000 of new forfeited non-vested accounts. Forfeited non-vested accounts were used to reduce employer contributions by approximately $1,675,000 in 2021.

Plan Trust

Plan assets are held in a trust with State Street Bank and Trust Company (the "Trustee") for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee. Participants should refer to the trust agreement for a more complete description of the mutual covenants.

Plan Administration

The Plan is administered by the Southern California Edison Company Benefits Committee (the "Plan Administrator") and Conduent Inc. is the Plan’s record keeper. The Plan provides participants with a detailed description of each investment fund choice and lists the respective investment manager.

Administrative and Investment Expenses

The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.

Participant Accounts

Each participant account is adjusted for certain activities, including a participant’s contribution, the employer’s contribution, distributions, loan activities, and allocation of investment earnings (losses) and related expenses. Allocation of earnings (losses) and related expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Notes Receivable from Participants

Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.25% to 10.51% as of December 31, 2021 and mature on various dates through January 2037. Principal and interest are paid ratably through payroll deductions and are reinvested in the participant’s account. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $77,160,000 and $81,957,000 as of December 31, 2021 and 2020, respectively.

Distributions to Participants

Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code ("IRC") Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions, upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts ("IRA") selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.

CARES Act

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") became law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. The Benefits Committee evaluated the relief provisions under the CARES Act available to plan participants and implemented the following provisions to qualified individuals, those who themselves or whose spouse/dependent was diagnosed with COVID-19 or experienced adverse financial consequences due to COVID-19:

●	In-service withdrawals of up to $100,000 of vested balance available through December 31, 2020, after first taking all available loans from the Plan.
●	A temporary additional loan and relaxation of current requirements for loans taken through September 22, 2020, based on the lesser of 50% of the vested account balance or $50,000.
●	A temporary allowance for employees to defer loan repayments through December 31, 2020 for one year.

The Setting Every Community Up for Retirement Enhancement Act ( the "SECURE Act") was passed into law in December 2019. In February 2020, the Required Minimum Distributions ("RMD") age was amended from age 70½ to age 72 under the provisions of the SECURE Act. In addition, following the CARES Act, the required minimum distributions that would have been due as a result of a former employee reaching age 72 are temporarily waived in 2020.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan’s investment in Edison International Common Stock amounted to approximately $381,258,000 and $442,476,000 as of December 31, 2021 and 2020, respectively. Such investments represented approximately 6% and 8% of the Plan’s net assets as of December 31, 2021 and 2020. For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Edison International annual report on Form 10-K for the year ended December 31, 2021, and the quarterly report on Form 10-Q for the period ended March 31, 2022.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 3 for details.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Notes receivable from participants that are in default, as provided in the plan document, are treated for tax purposes as deemed distributions for active participants or loan offsets for terminated participants and also reported as such in the Form 5500. For the year ended December 31, 2021, there were deemed distributions, excluding repayments, of approximately $19,000 and loan offsets of approximately $3,100,000 related to notes receivable from participants. The loan offsets are included in "Distributions to participants" in the Statements of Changes in Net Assets Available for Plan Benefits.

Distributions to Participants

Distributions to participants, other than notes receivable from participants, are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). The fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

●	Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;
●	Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and
●	Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. There were no changes in the valuation methods during 2021 and 2020. Plan assets carried at fair value are described below.

Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.

Investments in separately managed accounts ("separate accounts") are managed by external investment managers and include the following: Cash and short-term interest bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed income investments, including asset-backed securities, in separate accounts is based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds, and therefore, are classified as Level 1. Fixed income investments in this category are classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan’s investments that are measured at fair value on a recurring basis as of December 31, 2021 and 2020, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2021
(in thousands)	Level 1	Level 2	NAV [1]	Total
Edison International Common Stock Fund	$380,020	$—	$1,238	$381,258
Money market fund	—	—	427,828	427,828
Self-directed brokerage accounts	923,670	5,371	—	929,041
Mutual fund	270,208	—	—	270,208
Collective investment funds	—	—	2,929,821	2,929,821
Separate managed funds:
Cash and other short-term investments	242	784	28,339	29,365
Mutual funds	—	—	44,452	44,452
Fixed income securities [2]	63,626	187,850	—	251,476
Common and preferred stocks	559,607	2,144	—	561,751
Other	—	7,056	—	7,056
Total separate managed funds	623,475	197,834	72,791	894,100
Total investments at fair value	$2,197,373	$203,205	$3,431,678	$5,832,256

	Investments at Fair Value as of December 31, 2020
(in thousands)	Level 1	Level 2	NAV [1]	Total
Edison International Common Stock Fund	$442,476	$—	$—	$442,476
Money market fund	2,054	—	465,138	467,192
Self-directed brokerage accounts	780,624	8,027	—	788,651
Mutual fund	244,634	—	—	244,634
Collective investment funds	67	—	2,461,482	2,461,549
Separate managed funds:
Cash and other short-term investments	4,591	2,370	22,111	29,072
Mutual funds	—	—	32,127	32,127
Fixed income securities [2]	41,213	217,382	—	258,595
Common and preferred stocks	498,022	75	—	498,097
Other	—	7,947	—	7,947
Total separate managed funds	543,826	227,774	54,238	825,838
Total investments at fair value	$2,013,681	$235,801	$2,980,858	$5,230,340

1	These investments are measured at fair value using the net asset value ("NAV") per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statement of Net Assets Available for Plan Benefits.
2	The majority of dollar amounts of these securities consist of corporate bonds, U.S. government securities and agency securities including U.S. treasury notes and bonds.

There were no investments classified as Level 3 held by the Plan during 2021 and 2020.

Fund Investments Valued at Net Asset Value per Share as a Practical Expedient

NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liability. This practical expedient is not used if it is determined to be probable that the investment will be sold for an amount different from the reported NAV. The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2021
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund [1]	$457,405	Not applicable	Daily	None
Mutual fund [2]	44,452	Not applicable	Daily	None
Collective investment funds [3]	2,929,821	Not applicable	Daily	None
Total	$3,431,678

	December 31, 2020
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund [1]	$487,249	Not applicable	Daily	None
Mutual fund [2]	32,127	Not applicable	Daily	None
Collective investment funds [3]	2,461,482	Not applicable	Daily	None
Total	$2,980,858

1	For the years ended December 31, 2021 and 2020, the combined money market fund investments of $457,405 and $487,249, respectively, are primarily invested in the State Street Money Market Fund. $27,806 and $22,111, respectively, are invested in separate managed funds "Cash and short-term investments." 2021 money market fund investment also included $1,238 in the "Edison International common stock fund."

The State Street money market fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.

2	For the years ended December 31, 2021 and 2020, the investments are all invested in a bond mutual fund within the separately managed accounts. The investment objective is to seek maximum current income, consistent with preservation of capital and daily liquidity.
3	For the years ended December 31, 2021 and 2020, collective investment funds primarily consist of fixed income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor’s 500 index, the Russell 2500 index, and the MSCI AC World Index (excluding the U.S.).

4. Investment Elections

The Trustee invests contributions in accordance with participant instructions.

Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction that applies to all funds except the Edison International Common Stock Fund. Reallocation elections may also be subject to redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

The transfer of a participant’s investment from one fund to any other fund is based on the net asset value of the units allocated to the participant’s account, as of close of market on the date of transfer.

5. Investment Options

As of December 31, 2021, all participants were able to choose from various investment fund offerings. These investment funds consisted of the following:

●	Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.
●	Tier 2 –Seven Institutional Funds representing a range of asset classes: large and small U.S. stocks, cash equivalents, non-U.S. stocks, real assets and fixed income instruments, with varying degrees of risk and return. Effective close of market on June 29, 2021, further investment in the Edison International Common Stock Fund was closed to new investment, including deferrals and contributions. Amounts currently invested in the Edison International Common Stock Fund may remain invested there.
●	Tier 3 – Self-Directed Brokerage Accounts: Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor’s Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2021	2020
Net assets available for plan benefits per the financial statements	$5,869,772	$5,269,258
Less: Amounts allocated to withdrawing participants	(2,018)	(96)
Less: Deemed distributions of participant loans	(1,106)	(1,114)
Net assets available for plan benefits per the Form 5500	$5,866,648	$5,268,048

The following is a reconciliation of total deductions per the financial statements to the Form 5500:

For the year ended
(in thousands)	December 31, 2021
Total distribution to participants per the financial statements	$450,543
Add: Amounts allocated to withdrawing participants at December 31, 2021	2,018
Add: Deemed distributions of participant loans at December 31, 2021	1,106
Less: Amounts allocated to withdrawing participants at December 31, 2020	(96)
Less: Deemed distributions of participant loans at December 31, 2020	(1,114)
Benefits paid to participants per the Form 5500	$452,457

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date. Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.

7. Related-Party Transactions

Certain plan investments, including investments held in the trust, are shares of funds managed by the Trustee. The Plan also invests in the Edison International Common Stock Fund and receives services from the Plan Sponsor. In addition, the Plan issues loans to participants, see "Notes Receivable from Participants" in Note 1 for more details. These transactions qualify as party-in-interest transactions under ERISA.

The money market fund is managed by State Street Bank and Trust Company, which also serves as the Plan’s Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were approximately $216,000 for 2021 and were reported as "Management fees" on the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s investment options include the Company’s Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan’s investment in the Company’s Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were approximately $79,000 for 2021 and were reported as "Management fees" on the Statement of Changes in Net Assets Available for Plan Benefits.

See Note 10 regarding Edison International Common Stock Fund dividend payments.

8. Plan Termination

Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

9. Tax Status

The IRS has determined and informed the Plan Sponsor by a letter dated June 15, 2017 that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended, is designed in compliance with the applicable qualification requirements of the IRC, and that the Plan continues to be tax exempt. In addition, the Plan Administrator is not aware of any unaddressed operational issues for which corrective action is not being taken that will prevent the continuation of the Plan’s qualified tax status.

10. Employee Stock Ownership Plan

The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $2,285,000 for the year ended December 31, 2021. On December 9, 2021, the Board of Directors of Edison International declared a quarterly common stock dividend of $0.70 per share which was paid on January 31, 2022 to the shareholders of record as of December 31, 2021. As the record date was at year end, dividend income of $0.70 per share amounting to approximately $3,898,000 was accrued and included in "Dividends receivable" in the accompanying financial statements at December 31, 2021. For the year ended December 31, 2020, approximately $4,661,000 was accrued in dividend receivable and paid on January 31, 2021.

Supplemental Schedules

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan

		EIN: 95‑1240335
		Plan Number: 002

(a) (b)	(c)	(d)	(e)
Identity of Issue, Borrower,	Description of Investment Including Maturity Date,		Current Value
Lessor, or Similar Party	Rate of Interest, Par or Maturity Value	Cost**	(in thousands)
Edison International common stock fund
* Edison International	Common stock - no par value		$381,258
Money market fund
* State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		427,828
Investment funds
BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		1,365,185
PIMCO***	Separate managed account in the core bond fund		169,424
BlackRock Global Investors	Collective investment in the core bond fund		135,482
Dodge & Cox***	Separate managed account in the core bond fund		154,368
Harding Loevner	Collective investment in the core international stock fund		275,442
Dodge & Cox	Mutual fund in the core international stock fund		270,208
BlackRock Global Investors	Collective investment in the core international stock fund		262,661
BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index -large company stock fund		270,584
Jackson Square Partners***	Separate managed account in the core U.S. small-medium company stock fund		67,999
BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		164,805
Next Century***	Separate managed account in the core U.S. small-medium company stock fund		103
AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		96
Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		242,901
T. Rowe Price***	Separate managed account in the core U.S. large company stock fund		259,145
Blackrock Global Investors	Collective Investment in core real assets fund		59,240
Blackrock Global Investors	Collective Investment in global real estate investment trust fund		33,966
Blackrock Global Investors	Collective Investment in short term treasury inflation protected securities fund		76,111
Blackrock Global Investors	Collective Investment in the commodities fund		25,738
Cardinal Capital	Collective investment in the core U.S. small-medium company stock fund		89,947
Hood River Capital	Collective investment in the core U.S. small-medium company stock fund		95,487
Westwood***	Westwood US Small- Med Comp Stock		64
BlackRock Global Investors	RUSSELL 2000 Value fund		75,174
	Total Investment funds		4,094,130
Self-directed brokerage accounts
Charles Schwab	Self-directed brokerage accounts		929,040

		Total investments	5,832,256
Notes receivable from participants
*	Notes receivable from participants	Loans with maturities varying from one to four years -or up to 15 years for purchase of a primary residence and interest rates of 4.25% to 10.51%	77,160
		Total	$5,909,416

*	Party-in-interest
**	Investments are participant-directed; therefore, disclosure of cost is not required.
***	See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Form 5500 Schedule H, Line 4j - Schedule of Reportable Transactions December 31, 2021	Edison 401(k) Savings Plan

						EIN: 95-1240335
						Plan Number: 002
(a)	(b)	(c)	(d)		(g)	(h)	(i)

(in thousands)
						Current
		Purchase	Selling	Number of	Cost of	value of	Net gain
Identity of Party Involved	Discription of Asset	price	price	transactions	asset	asset	or (loss)
State Street Bank+Trust Co	Short term investment fund	$603,059	$—	885	$—	$603,059	$—
State Street Bank+Trust Co	Short term investment fund	—	631,604	992	631,604	631,604	—

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	31750IWS2 OTC ECAL FN 2.0 100.054687	$1
		317514CE5 PIMCO CDSOPT PUT USD 0.85 20220119	1
		317516UH3 PIMCO CDSOPT PUT EUR 0.8 20220216	1
		317522GZ7 PIMCO CDSOPT PUT USD 0.9 20220420	1
		317532B73 PIMCO CDSOPT PUT EUR 0.9 20220316	1
		317537IP5 PIMCO CDSOPT PUT USD 0.8 20220119	1
		3175439N8 PIMCO CDSOPT PUT USD 0.9 20220420	1
		317551042 PIMCO CDSOPT PUT EUR 0.75 20220119	1
		317555DI8 PIMCO CDSOPT PUT USD 0.8 20220119	1
		317556RT7 PIMCO CDSOPT PUT EUR 4.0 20220216	1
		317557H90 PIMCO CDSOPT PUT EUR 3.5 20220119	1
		3175611Q1 PIMCO CDSOPT PUT EUR 4.25 20220316	1
		317563LY8 PIMCO CDSOPT PUT USD 96.0 20220316	1
		317564ML3 PIMCO CDSOPT PUT USD 0.85 20220119	1
		3175654F3 PIMCO CDSOPT PUT EUR 3.5 20220119	1
		317581EU6 PIMCO CDSOPT PUT USD 101.0 20220119	1
		3175839H7 PIMCO CDSOPT PUT EUR 3.75 20220119	1
		3175890J9 PIMCO CDSOPT PUT EUR 3.5 20220119	3
		317589J67 PIMCO CDSOPT PUT EUR 4.25 20220216	2
		317593NE7 PIMCO CDSOPT PUT EUR 0.85 20220420	1
		317594WE5 OTC ECAL FN 2.0 100.078125	1
		3175955A0 PIMCO CDSOPT PUT EUR 0.8 20220316	1
		317595NW2 PIMCO CDSOPT PUT EUR 0.8 20220119	1
		3175XZ012 PIMCO CDSOPT PUT USD 0.75 20220119	1
		317U035I2 PIMCO SWAPTION 1.763 PUT USD 2022011	1
		317U036I1 PIMCO SWAPTION 1.463 CALL USD 202201	1
		317U067I3 PIMCO SWAPTION 1.8375 PUT USD 202201	1
		317U068I2 PIMCO SWAPTION 1.5375 CALL USD 20220	2
		317U123I5 PIMCO SWAPTION 1.5325 CALL USD 20220	1
		317U141X0 IRO EUR 30Y MAR23 0 PUT	29
		317U142X9 IRO EUR 10Y P0.175 MAR23 0.175 PUT	(42)
		317U173I4 PIMCO SWAPTION 1.52 CALL USD 2022011	1
		317U178X6 IRO EUR 30Y MAR23 0 PUT	29
		317U179X5 IRO EUR 10Y P0.1750 MAR23 NEG0.1750 PUT	(41)
		317U215I4 PIMCO SWAPTION 1.495 CALL USD 202201	1
		317U259Z3 PIMCO SWAPTION 0.01985 PUT USD 20230	(10)
		317U269Z1 PIMCO SWAPTION 0.0196 PUT USD 202309	(12)
		317U276I0 PIMCO SWAPTION 1.867 PUT USD 2022012	1
		317U277I9 PIMCO SWAPTION 1.567 CALL USD 202201	2
		317U330I4 PIMCO SWAPTION 1.96 PUT USD 20220131	1
		317U706Y5 PIMCO SWAPTION 0.020 PUT USD 2023062	2
		317U707Y4 PIMCO SWAPTION 0.022125 PUT USD 2023	(26)
		317U743Z7 PIMCO SWAPTION 1.27 PUT USD 20221102	(13)
		317U744Z6 PIMCO SWAPTION 0.87 CALL USD 2022110	26

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	317U758X4 PIMCO SWAPTION 0.0081 CALL USD 20220	$(54)
		317U758Y2 PIMCO SWAPTION 0.02086 PUT USD 20230	10
		317U759X3 PIMCO SWAPTION 0.0152 CALL USD 20220	9
		317U759Y1 PIMCO SWAPTION 0.02254 PUT USD 20230	(56)
		317U766X4 PIMCO SWAPTION 0.0098 CALL USD 20220	(18)
		317U767X3 PIMCO SWAPTION 0.0157 CALL USD 20220	(16)
		317U791X3 PIMCO SWAPTION 0.009 PUT GBP 2022031	(9)
		317U792X2 PIMCO SWAPTION 0.009 PUT GBP 2022031	(6)
		317U793X1 PIMCO SWAPTION 0.008 PUT GBP 2022031	(1)
		317U794X0 PIMCO SWAPTION 0.008 PUT GBP 2022031	2
		317U810X0 PIMCO SWAPTION 0.009 PUT GBP 2022031	27
		317U812X8 PIMCO SWAPTION 0.008 PUT GBP 2022031	(49)
		317U845X9 PIMCO SWAPTION 0.009 PUT GBP 2022031	(77)
		317U846X8 PIMCO SWAPTION 0.008 PUT GBP 2022031	28
		317U867Z7 PIMCO SWAPTION 1.93625 PUT USD 20220	2
		90DAY EUR FUTR DEC23 XCME 20231218	(70)
		ACE SECURITIES CORP. ACE 2004 HE4 M1	178
		ADVENT HEALTH SYSTEM UNSECURED 09/24 2.433	101
		AEP TEXAS INC SR UNSECURED 07/30 2.1	385
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 07/22 4.625	306
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 07/23 4.125	415
		AGREE LP COMPANY GUAR 06/28 2	294
		AIR LEASE CORP SR UNSECURED 09/23 3	308
		ALBA PLC ALBA 2006 2 A3B REGS	163
		ALLEGION US HOLDING CO COMPANY GUAR 10/24 3.2	104
		ALTRIA GROUP INC COMPANY GUAR 02/26 4.4	514
		AMER AIRLN 14 1 A PTT PASS THRU CE 04/28 3.7	63
		AMERICAN ASSETS TRUST LP COMPANY GUAR 02/31 3.375	102
		AMERICAN CAMPUS CMNTYS COMPANY GUAR 07/26 3.3	105
		ARGENTINE PESO	101
		ARROW ELECTRONICS INC SR UNSECURED 03/23 4.5	103
		ARROW ELECTRONICS INC SR UNSECURED 04/22 3.5	100
		AT+T INC SR UNSECURED 03/26 1.7	199
		AT+T INC SR UNSECURED 06/51 3.65	416
		ATMOS ENERGY CORP SR UNSECURED 03/23 0.625	299
		AUSTRALIAN GOVERNMENT BONDS REGS 11/31 1	205
		AUTONATION INC SR UNSECURED 06/30 4.75	229
		BAIDU INC SR UNSECURED 04/26 1.72	197
		BANCA MONTE DEI PASCHI S SR UNSECURED REGS 09/24 3.625	116
		BANCO BILBAO VIZCAYA ARG SR UNSECURED 09/25 1.125	196
		BAPTIST HEALTHCARE UNSECURED 08/50 3.54	110
		BARCLAYS PLC SR UNSECURED 05/24 VAR	1,241
		BARCLAYS PLC SR UNSECURED 11/32 VAR	403
		BAT CAPITAL CORP COMPANY GUAR 09/26 3.215	625

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	$82
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	156
		BOC AVIATION LTD SR UNSECURED REGS 09/22 2.75	202
		BOEING CO SR UNSECURED 02/28 3.25	730
		BOEING CO SR UNSECURED 05/30 5.15	700
		BON SECOURS MERCY SECURED 06/50 3.205	106
		BOSTON PROPERTIES LP SR UNSECURED 04/32 2.55	99
		BRIXMOR OPERATING PART SR UNSECURED 02/22 VAR	500
		BROADCOM INC COMPANY GUAR 04/26 4.25	327
		BROADCOM INC COMPANY GUAR 04/30 5	233
		BWU00V8J0 IRS USD P F 2.25000 SWU00V8J0 CCPVANILLA	(73)
		BWU00V8J0 IRS USD R V 03MLIBOR SWUV0V8J2 CCPVANILLA	1
		BWU00XPH1 IRS USD P F 2.00000 SWU00XPH1 CCPVANILLA	(20)
		BWU00XPH1 IRS USD R V 03MLIBOR SWUV0XPH3 CCPVANILLA	7
		BWU015HX5 IRS USD P F 1.15000 SWU015HX5 CCPVANILLA	323
		BWU015HX5 IRS USD R V 03MLIBOR SWUV15HX7 CCPVANILLA	(18)
		BWU0177O2 IRS USD P F 1.25000 SWU0177O2 CCPVANILLA	171
		BWU0177O2 IRS USD R V 03MLIBOR SWUV177O4 CCPVANILLA	(34)
		BWU01ARM7 IRS USD P F 1.94250 SWU01ARM7 CCPVANILLA	(11)
		BWU01AVX8 IRS USD P F 1.93500 SWU01AVX8 CCPVANILLA	(5)
		BWU01AWK5 IRS USD P F 1.96800 SWU01AWK5 CCPVANILLA	(6)
		BWU01AWL3 IRS USD P F 1.94500 SWU01AWL3 CCPVANILLA	(5)
		BWU01B1T8 IRS GBP P F .50000 SWU01B1T8 CCPOIS	116
		BWU01B1T8 IRS GBP R V 12MSONIA SWUV1B1T0 CCPOIS	(60)
		BWU01B1V3 IRS GBP P F .75000 SWU01B1V3 CCPOIS	67
		BWU01B1V3 IRS GBP R V 12MSONIA SWUV1B1V5 CCPOIS	(14)
		BWU01BF48 IRS USD P F 1.47000 SWU01BF48 CCPVANILLA	2
		BWU01BIT0 IRS USD P F 1.47600 SWU01BIT0 CCPVANILLA	1
		BWU01BQL8 IRS USD P F 1.64500 SWU01BQL8 CCPVANILLA	2
		BWU01BWM9 IRS USD P F 1.78500 SWU01BWM9 CCPVANILLA	(3)
		BWU01DJI9 IRS USD P F 1.81000 SWU01DJI9 CCPVANILLA	(7)
		BWU01EB12 IRS USD P F 1.63750 SWU01EB12 CCPVANILLA	2
		BWU0SU928 IRS USD P F 1.25000 SWU0SU928 CCPVANILLA	3
		BWU0SU928 IRS USD R V 03MLIBOR SWUVSU920 CCPVANILLA	7
		BWU0XC005 IRS USD P F 1.25000 SWU0XC005 CCPVANILLA	157
		BWU0XC005 IRS USD R V 03MLIBOR SWUVXC007 CCPVANILLA	(272)
		CANADIAN DOLLAR	117
		CANADIAN PACIFIC RAILWAY COMPANY GUAR 12/31 2.45	306
		CCBOSHUS6 BANK OF AMERICA CCPC CCBOSHUS6 BOFA CCPC	628
		CCBOSZUS6 BOA CCPC COC CCBOSZUS6 BOA CCPC COC	1,884
		CCPC CCFOBHUS0 COC CCPC CASH COLLATERAL USD	8
		CDW LLC/CDW FINANCE COMPANY GUAR 12/26 2.67	103
		CENTENE CORP SR UNSECURED 07/28 2.45	197
		CENTENE CORP SR UNSECURED 08/31 2.625	294

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	CHARTER COMM OPT LLC/CAP SR SECURED 04/51 3.7	$679
		CHICAGO IL CHI 01/22 FIXED 5.63	45
		CIGNA CORP SR UNSECURED 03/31 2.375	403
		CITIGROUP COMMERCIAL MORTGAGE CGCMT 2016 C1 A4	105
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	70
		CITIZENS BANK NA/RI SR UNSECURED 02/26 3.75	431
		CITRIX SYSTEMS INC SR UNSECURED 03/26 1.25	390
		COMM MORTGAGE TRUST COMM 2017 COR2 A3	216
		COMMONSPIRIT HEALTH SR SECURED 10/49 4.187	117
		CONSTELLATION EN GEN LLC SR UNSECURED 06/25 3.25	315
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	76
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	29
		CREDIT SUISSE GROUP AG SR UNSECURED 04/26 4.55	331
		CREDIT SUISSE NEW YORK SR UNSECURED 08/23 0.52	596
		CSAIL COMMERCIAL MORTGAGE TRUS CSAIL 2015 C3 ASB	360
		CVS HEALTH CORP SR UNSECURED 08/27 1.3	582
		DANISH KRONE	1
		DCP MIDSTREAM OPERATING COMPANY GUAR 02/32 3.25	302
		DELTA AIR LINES INC SR UNSECURED 03/22 3.625	300
		DEUTSCHE BANK NY SR UNSECURED 11/22 3.3	510
		DEUTSCHE BANK NY SR UNSECURED 11/25 VAR	211
		DTE ENERGY CO SR UNSECURED 06/25 1.05	294
		ENERGY TRANSFER LP SR UNSECURED 02/22 4.65	101
		ENERGY TRANSFER LP SR UNSECURED 02/23 3.6	204
		ENTERGY ARKANSAS LLC 1ST MORTGAGE 06/51 2.65	187
		EQM MIDSTREAM PARTNERS L SR UNSECURED 07/23 4.75	140
		EQT CORP SR UNSECURED 10/22 3	99
		EQUINIX INC SR UNSECURED 05/31 2.5	200
		EURO BUND FUTURE MAR22 XEUR 20220308	(15)
		EURO CURRENCY	14
		EUROSAIL PLC ESAIL 2006 2X A2C REGS	39
		EVERNORTH HEALTH INC COMPANY GUAR 11/22 3.05	101
		EVERSOURCE ENERGY SR UNSECURED 08/25 0.8	389
		EXTRA SPACE STORAGE LP COMPANY GUAR 06/31 2.55	394
		FANNIE MAE FNR 2004 10 ZB	44
		FANNIE MAE FNR 2012 55 PC	635
		FANNIE MAE FNR 2013 36 JI	26
		FANNIE MAE FNR 2015 38 DF	51
		FANNIE MAE FNR 2015 87 BF	76
		FANNIE MAE FNR 2019 28 FJ	216
		FED HM LN PC POOL ZA6393 FR 03/49 FIXED 4	21
		FIDELITY NATL INFO SERV SR UNSECURED 03/28 1.65	291
		FIRSTENERGY CORP SR UNSECURED 07/22 3.35	401
		FLEX LTD SR UNSECURED 02/23 5	313

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	FLORIDA ST BRD OF ADMIN FIN CO FLSGEN 07/27 FIXED 1.705	$200
		FMC CORP SR UNSECURED 10/26 3.2	212
		FNMA POOL 471600 FN 06/22 FIXED 2.64	262
		FNMA POOL 725236 FN 03/34 FIXED VAR	4
		FNMA POOL 888638 FN 09/37 FIXED VAR	93
		FNMA POOL 894948 FN 08/36 FIXED 6	4
		FNMA POOL 995279 FN 12/38 FIXED VAR	5
		FNMA POOL AE0515 FN 04/40 FIXED VAR	6
		FNMA POOL AH8434 FN 04/41 FIXED 5	7
		FNMA POOL AL1983 FN 05/22 VARIABLE	149
		FNMA POOL AL5853 FN 05/44 FIXED VAR	207
		FNMA POOL AL8946 FN 08/46 FIXED VAR	869
		FNMA POOL AW3558 FN 05/29 FIXED 3	96
		FNMA POOL BK2012 FN 04/48 FIXED 4	1,157
		FNMA POOL BM2003 FN 10/47 FIXED VAR	21
		FNMA POOL CA3674 FN 06/49 FIXED 4	48
		FNMA POOL FM1107 FN 06/49 FIXED VAR	29
		FNMA POOL MA3036 FN 06/32 FIXED 3.5	631
		FNMA POOL MA3125 FN 09/32 FIXED 3	716
		FNMA TBA 30 YR 2 SINGLE FAMILY MORTGAGE	(149)
		FNMA TBA 30 YR 2.5 SINGLE FAMILY MORTGAGE	8,974
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	6,623
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	9,350
		FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	851
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/23 3.087	203
		FORD MOTOR CREDIT CO LLC SR UNSECURED 02/23 4.14	307
		FORD MOTOR CREDIT CO LLC SR UNSECURED 03/24 5.584	323
		FREDDIE MAC SLST SLST 2019 3 A1C	422
		FREDDIE MAC FHR 2882 ZC	8
		FREDDIE MAC FHR 4935 KP	773
		FREDDIE MAC FHR 4948 E	55
		FREDDIE MAC FHR 5092 XA	80
		FREDDIE MAC FHR 5115 CD	170
		FREDDIE MAC FHR 5115 EM	649
		FREDDIE MAC NOTES 08/25 0.68	392
		FREDDIE MAC NOTES 10/26 0.8	1,073
		FREDDIE MAC WHOLE LOAN SECURIT FWLS 2017 SC01 2A	233
		FS KKR CAPITAL CORP SR UNSECURED 10/24 1.65	294
		GENERAL MOTORS FINL CO COMPANY GUAR 01/23 VAR	100
		GENERAL MOTORS FINL CO SR UNSECURED 07/22 3.55	101
		GLOBAL PAYMENTS INC SR UNSECURED 02/25 2.65	206
		GLOBAL PAYMENTS INC SR UNSECURED 08/29 3.2	521
		GNMA II POOL MA5264 G2 06/48 FIXED 4	37
		GNMA II TBA 30 YR 2.5 JUMBOS	511

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	GOLDMAN SACHS GROUP INC SR UNSECURED 03/27 VAR	$686
		GOLDMAN SACHS GROUP INC SR UNSECURED 04/32 VAR	101
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/32 VAR	197
		GOLDMAN SACHS GROUP INC SR UNSECURED 12/23 1.217	100
		GOLDMAN SACHS GROUP INC SR UNSECURED 12/23 VAR	100
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	212
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	117
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	362
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	288
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H29 FA	1
		GOVERNMENT NATIONAL MORTGAGE A GNR 2016 H11 F	188
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H09 FB	264
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 31 GF	209
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 33 F	145
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 5 JF	163
		HEALTHCARE REALTY TRUST SR UNSECURED 03/31 2.05	96
		HEALTHCARE TRUST OF AMER COMPANY GUAR 08/26 3.5	213
		HEALTHPEAK PROPERTIES SR UNSECURED 07/26 3.25	212
		HOST HOTELS + RESORTS LP SR UNSECURED 06/25 4	212
		HSBC HOLDINGS PLC JR SUBORDINA 12/99 VAR	300
		HSBC HOLDINGS PLC SR UNSECURED 03/25 VAR	305
		HSBC HOLDINGS PLC SR UNSECURED 05/27 VAR	294
		HSBC HOLDINGS PLC SR UNSECURED 09/28 VAR	490
		HSBC HOLDINGS PLC SR UNSECURED 11/25 VAR	205
		IMPAC SECURED ASSETS CORP. IMSA 2006 5 2A	32
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	116
		ING GROEP NV JR SUBORDINA 12/99 VAR	283
		ING GROEP NV SR UNSECURED 04/27 VAR	298
		INTEGRIS BAPTIST MEDICAL SR SECURED 08/50 3.875	115
		INTERCONTINENTALEXCHANGE SR UNSECURED 09/40 2.65	578
		INTL LEASE FINANCE CORP SR UNSECURED 01/22 8.625	201
		JP MORGAN CHASE COMMERCIAL MOR JPMCC 2016 JP4 A4	108
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	182
		JPMDB COMMERCIAL MORTGAGE SECU JPMDB 2016 C2 A4	105
		JPMORGAN CHASE + CO SR UNSECURED 04/32 VAR	710
		JPMORGAN CHASE + CO SR UNSECURED 06/29 VAR	99
		JPMORGAN CHASE + CO SR UNSECURED 07/25 3.9	325
		JPMORGAN CHASE + CO SR UNSECURED 12/25 VAR	500
		KENNEDY WILSON INC COMPANY GUAR 02/30 4.75	203
		KLA CORP SR UNSECURED 11/24 4.65	325
		LLOYDS BANKING GROUP PLC SR UNSECURED REGS 01/26 VAR	273
		LLOYDS BANKING GROUP PLC SR UNSECURED REGS 04/26 VAR	251
		LOS ANGELES CA CMNTY CLG DIST LOSHGR 08/32 FIXED 2.106	392
		MARYLAND ST HLTH HGR EDUCTNL MDSMED 07/40 FIXED 3.052	416

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	$12
		MICRON TECHNOLOGY INC SR UNSECURED 02/30 4.663	230
		MITSUBISHI UFJ FIN GRP SR UNSECURED 07/32 VAR	790
		MIZUHO FINANCIAL GROUP SR UNSECURED 05/27 VAR	291
		MIZUHO FINANCIAL GROUP SR UNSECURED 07/31 VAR	196
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	19
		MORGAN STANLEY BAML TRUST MSBAM 2015 C24 A4	213
		MORGAN STANLEY CAP SVCS COC SWAP CASH COLLATERAL USD	10
		MORGAN STANLEY CAPITAL I TRUST MSC 2017 HR2 A4	108
		MORGAN STANLEY CAPITAL INC MSAC 2004 WMC2 M1	105
		MORGAN STANLEY CAPITAL INC MSAC 2006 NC2 A2D	134
		MORGAN STANLEY SR UNSECURED 01/52 VAR	394
		MORGAN STANLEY SR UNSECURED 05/27 VAR	198
		MORGAN STANLEY SR UNSECURED 07/32 VAR	294
		MPT OPER PARTNERSP/FINL COMPANY GUAR 03/26 2.5	135
		MPT OPER PARTNERSP/FINL COMPANY GUAR 03/31 3.5	101
		MPT OPER PARTNERSP/FINL COMPANY GUAR 10/26 0.993	451
		MULTICARE HEALTH SYSTEM UNSECURED 08/50 2.803	195
		MYLAN INC COMPANY GUAR 11/23 4.2	105
		NATIONAL FUEL GAS CO SR UNSECURED 03/31 2.95	503
		NATWEST GROUP PLC JR SUBORDINA 12/99 VAR	219
		NATWEST GROUP PLC SR UNSECURED 03/25 VAR	212
		NATWEST GROUP PLC SR UNSECURED 06/24 VAR	523
		NEW ISRAELI SHEQEL	1
		NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	202
		NEXTERA ENERGY CAPITAL COMPANY GUAR 03/23 VAR	200
		NEXTERA ENERGY CAPITAL COMPANY GUAR 06/30 2.25	497
		NOMURA HOLDINGS INC SR UNSECURED 01/25 2.648	206
		NOMURA HOLDINGS INC SR UNSECURED 07/25 1.851	200
		NORTHROP GRUMMAN CORP SR UNSECURED 01/25 2.93	313
		NVR INC SR UNSECURED 05/30 3	208
		OWENS CORNING SR UNSECURED 12/24 4.2	267
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 06/22 1.75	300
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 06/25 3.5	104
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 07/30 4.55	108
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 12/47 3.95	193
		PIEDMONT HEALTHCARE INC SECURED 01/42 2.719	98
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	44,452
		PLAINS ALL AMER PIPELINE SR UNSECURED 11/24 3.6	314
		POLISH ZLOTY	1
		POUND STERLING	(18)
		QUANTA SERVICES INC SR UNSECURED 10/30 2.9	102
		QVC INC SR SECURED 03/23 4.375	103
		REALTY INCOME CORP SR UNSECURED 12/32 2.85	104

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	REPUBLIC OF ARGENTINA BONDS 04/22 VAR	$1
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	225
		SABINE PASS LIQUEFACTION SR SECURED 04/23 5.625	105
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	2,187
		SANTANDER UK GROUP HLDGS SR UNSECURED 03/25 VAR	396
		SANTANDER UK GROUP HLDGS SR UNSECURED 06/27 VAR	392
		SANTANDER UK GROUP HLDGS SR UNSECURED 08/26 VAR	394
		SEAGATE HDD CAYMAN COMPANY GUAR 06/27 4.875	109
		SERVICENOW INC SR UNSECURED 09/30 1.4	280
		SKYWORKS SOLUTIONS INC SR UNSECURED 06/23 0.9	398
		SLC STUDENT LOAN TRUST SLCLT 2010 1 A	29
		SOUTHERN CO GAS CAPITAL COMPANY GUAR 01/31 1.75	94
		SOUTHWEST AIRLINES CO SR UNSECURED 05/23 4.75	105
		SOUTHWESTERN ENERGY CO COMPANY GUAR 02/32 4.75	211
		SPIRIT AEROSYSTEMS INC SR SECURED 06/26 3.85	307
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	532
		STORE CAPITAL CORP SR UNSECURED 11/30 2.75	298
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	85
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	35
		STRUCTURED ASSET SECURITIES CO SASC 2007 WF2 A1	7
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/30 2.13	486
		SUMITOMO MITSUI FINL GRP SR UNSECURED 09/26 1.402	684
		SWAP CCPC BANK OF AMERICA COC SWAP CASH COLLATERAL	242
		SWPC0C0U5 CDS USD R F .50000 1 CMBX	24
		SWPC0C1D2 CDS USD R F .50000 1 CMBX	66
		SWPC0FY98 CDS USD R F 1.00000 FIX SOVEREIGN	2
		SWPC0HFY0 CDS USD R F 1.00000 FIX SOVEREIGN	4
		SWPC0HJ26 CDS USD R F 1.00000 1 CCPCORPORATE	10
		SWPC0HQ93 CDS USD R F 1.00000 1 CCPCORPORATE	3
		SWPC0HWO3 CDS USD R F 1.00000 1 CCPCORPORATE	4
		SWPC0HXN4 CDS USD R F 1.00000 FIX CORPORATE	8
		SWPC0I305 CDS USD R F 1.00000 1 CCPCORPORATE	4
		SWPC0IFO0 CDS USD R F 1.00000 FIX SOVEREIGN	4
		SWPC0II09 CDS USD R F 1.00000 1 CCPCORPORATE	1
		SWPC0JFQ3 CDS USD R F 1.00000 FIX SOVEREIGN	19
		SWPC0JIW7 CDS EUR P V 03MEVENT 2 CCPITRAXX	68
		SWPC0JIW7 CDS EUR R F 1.00000 1 CCPITRAXX	(60)
		SWPC0JJ55 CDS EUR P V 03MEVENT 2 CCPCORPORATE	19
		SWPC0JJ55 CDS EUR R F 1.00000 1 CCPCORPORATE	11
		SWPC0JYY5 CDS USD R F 1.00000 FIX CCPCORPORATE	10
		SWPC0K7B2 CDS USD R F 1.00000 FIX SOVEREIGN	(1)
		SWPC0KBS0 CDS EUR P V 03MEVENT 2 CCPITRAXX	76
		SWPC0KBS0 CDS EUR R F 1.00000 1 CCPITRAXX	(79)
		SWPC0KBZ4 CDS USD R F 1.00000 1 CCPCDX	24

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	SWPC0KC00 CDS USD R F 1.00000 1 CCPCDX	$(1)
		SWPC0KDP4 CDS USD R F 1.00000 FIX SOVEREIGN	(5)
		SWPC0KDS8 CDS USD R F 1.00000 FIX SOVEREIGN	(5)
		SWPC1HH01 CDS USD R F 5.00000 FIX CDXTRANCHE	(3)
		SWPCDX027 CDS USD R F 5.00000 FIX CDXTRANCHE	(11)
		SWU00VVS4 IRS USD R F 1.50000 SWU00VVS4 CCPVANILLA	70
		SWU00Y1I3 IRS CAD P V 03MCDOR SWUV0Y1I5 CCPVANILLA	(9)
		SWU00Y1I3 IRS CAD R F 1.50000 SWU00Y1I3 CCPVANILLA	15
		SWU00Y1K8 IRS CAD P V 03MCDOR SWUV0Y1K0 CCPVANILLA	(139)
		SWU00Y1K8 IRS CAD R F 1.50000 SWU00Y1K8 CCPVANILLA	101
		SWU00YIC8 IRS USD R F 1.66000 SWU00YIC8 CCPVANILLA	4
		SWU010CF0 IRS CAD P V 03MCDOR SWUV10CF2 CCPVANILLA	(71)
		SWU010CF0 IRS CAD R F 1.27600 SWU010CF0 CCPVANILLA	51
		SWU010DI3 IRS CAD P V 03MCDOR SWUV10DI5 CCPVANILLA	(32)
		SWU010DI3 IRS CAD R F 1.23500 SWU010DI3 CCPVANILLA	21
		SWU013KB4 IRS CNY P V 03MCNBE SWU013KB4 CCP VANILLA	(143)
		SWU013KB4 IRS CNY R F 2.64500 SWU013KB4 CCP VANILLA	161
		SWU016185 IRS CNY P V 03MCNR07 CCPVANILLA	(7)
		SWU016185 IRS CNY R F 2.67125 CCPVANILLA	9
		SWU016250 IRS CNY P V 03MCNR07 CCP VANILLA	(4)
		SWU016250 IRS CNY R F 2.60500 CCP VANILLA	4
		SWU016276 IRS CNY P V 03MCNR07 CCP VANILLA	(2)
		SWU016276 IRS CNY R F 2.58750 CCP VANILLA	3
		SWU016A36 IRS USD R F 1.25000 SWU016A36 CCPVANILLA	(22)
		SWU017522 IRS CNY P V 03MCNBE SWU017522 CCPVANILLA LCH	(3)
		SWU017522 IRS CNY R F 2.81000 SWU017522 CCPVANILLA LCH	6
		SWU017A59 IRS USD R F .50000 SWU017A59 CCPVANILLA	(75)
		SWU017O05 IRS USD R F 1.58000 SWU017O05 CCPVANILLA	(3)
		SWU01AP15 IRS BRL P V 00MBRCDI SWUV1AP17 CCPNDFPREDISWAP	450
		SWU01AP15 IRS BRL R F 6.78875 SWU01AP15 CCPNDFPREDISWAP	(621)
		SWU01CQM4 IRS USD R F 1.49500 SWU01CQM4 CCPVANILLA	(1)
		SWU01CVI7 IRS USD R F 1.54250 SWU01CVI7 CCPVANILLA	(1)
		SWU01D1T4 IRS USD R F 1.81750 SWU01D1T4 CCPVANILLA	5
		SWU01D503 IRS USD R F 1.79000 SWU01D503 CCPVANILLA	4
		SWU01DCV7 IRS USD R F 1.23500 SWU01DCV7 CCPVANILLA	(4)
		SWU0SD181 IRS GBP P V 01MUKRPI SWU0SD181 CCPINFLATIONZERO	(9)
		SWU0SD181 IRS GBP R F 3.69500 SWUVSD183 CCPINFLATIONZERO	4
		SWU0SD199 IRS GBP P V 01MUKRPI SWU0SD199 CCPINFLATIONZERO	(9)
		SWU0SD199 IRS GBP R F 3.71750 SWUVSD191 CCPINFLATIONZERO	4
		SYNCHRONY FINANCIAL SR UNSECURED 03/29 5.15	230
		SYNGENTA FINANCE NV COMPANY GUAR 03/22 3.125	201
		THOMSON REUTERS CORP SR UNSECURED 05/26 3.35	319
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	25
		TK ELEVATOR MIDCO GMBH SR SECURED REGS 07/27 4.375	117

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	TP ICAP LTD SR UNSECURED REGS 01/24 5.25	$144
		TRIMBLE INC SR UNSECURED 06/28 4.9	455
		UDR INC COMPANY GUAR 03/33 1.9	185
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/27 FIXED 1.316	98
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/30 FIXED 1.614	194
		US 10YR NOTE (CBT)MAR22 XCBT 20220322	81
		US 2YR NOTE (CBT) MAR22 XCBT 20220331	44
		US LONG BOND(CBT) MAR22 XCBT 20220322	1
		US TREASURY N/B 02/26 0.5	194
		US TREASURY N/B 02/31 1.125	97
		US TREASURY N/B 02/40 4.625	288
		US TREASURY N/B 02/41 1.875	4,170
		US TREASURY N/B 02/50 2	1,122
		US TREASURY N/B 05/43 2.875	233
		US TREASURY N/B 05/44 3.375	4,927
		US TREASURY N/B 05/49 2.875	357
		US TREASURY N/B 08/41 1.75	2,723
		US TREASURY N/B 08/44 3.125	5,606
		US TREASURY N/B 08/49 2.25	764
		US TREASURY N/B 11/40 1.375	2,179
		US TREASURY N/B 11/41 2	1,441
		US TREASURY N/B 11/42 2.75	1,486
		US TREASURY N/B 11/44 3	1,077
		US TREASURY N/B 11/49 2.375	805
		US TREASURY N/B 11/50 1.625	763
		US TREASURY N/B 12/24 1	1,001
		US ULTRA BOND CBT MAR22 XCBT 20220322	3
		UTAH ACQUISITION SUB COMPANY GUAR 06/26 3.95	216
		VALE OVERSEAS LIMITED COMPANY GUAR 08/26 6.25	116
		VERIZON COMMUNICATIONS SR UNSECURED 05/25 VAR	408
		VODAFONE GROUP PLC JR SUBORDINA 06/81 VAR	614
		WALT DISNEY COMPANY/THE COMPANY GUAR 01/31 2.65	104
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	10
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	101
		WASTE MANAGEMENT INC COMPANY GUAR 06/29 2	300
		WEC ENERGY GROUP INC SR UNSECURED 12/28 2.2	100
		WELLS FARGO + COMPANY SR UNSECURED 02/25 3	836
		WELLS FARGO + COMPANY SR UNSECURED 02/26 VAR	203
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2015 C27 A5	316
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2019 C49 A5	112
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2020 C55 A5	104
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 03/24 4.4	212
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 11/26 3.45	212
		WPX ENERGY INC SR UNSECURED 01/30 4.5	68

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	WYNN MACAU LTD SR UNSECURED REGS 01/26 5.5	$564
		WYNN MACAU LTD SR UNSECURED REGS 08/28 5.625	185
		Total PIMCO	169,424

	Dodge & Cox	ABBVIE INC SR UNSECURED 11/29 3.2	321
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 01/39 5.45	197
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 01/49 5.55	312
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 06/50 4.5	216
		ANTHEM INC SR UNSECURED 05/30 2.25	150
		AT+T INC SR UNSECURED 02/39 6.55	697
		AT+T INC SR UNSECURED 02/47 5.65	269
		AT+T INC SR UNSECURED 03/48 4.5	263
		AT+T INC SR UNSECURED 05/46 4.75	182
		AT+T INC SR UNSECURED 09/40 5.35	223
		AT+T INC SR UNSECURED 09/59 3.65	127
		BANK OF AMERICA CORP SR UNSECURED 02/31 VAR	125
		BANK OF AMERICA CORP SR UNSECURED 03/51 VAR	151
		BANK OF AMERICA CORP SR UNSECURED 07/23 VAR	834
		BANK OF AMERICA CORP SR UNSECURED 12/23 VAR	102
		BANK OF AMERICA CORP SUBORDINATED 03/26 4.45	110
		BANK OF AMERICA CORP SUBORDINATED 08/24 4.2	520
		BARCLAYS PLC SUBORDINATED 05/28 4.836	220
		BARCLAYS PLC SUBORDINATED 09/24 4.375	428
		BAT CAPITAL CORP COMPANY GUAR 03/28 2.259	97
		BAT CAPITAL CORP COMPANY GUAR 03/31 2.726	243
		BAT CAPITAL CORP COMPANY GUAR 09/40 3.734	48
		BAT CAPITAL CORP COMPANY GUAR 09/50 3.984	217
		BNP PARIBAS COMPANY GUAR 10/24 4.25	1,753
		BOSTON PROPERTIES LP SR UNSECURED 01/31 3.25	209
		BOSTON PROPERTIES LP SR UNSECURED 09/23 3.125	360
		CALIFORNIA ST CAS 03/40 FIXED 7.625	1,217
		CALIFORNIA ST CAS 10/39 FIXED 7.3	275
		CAPITAL ONE FINANCIAL CO SR UNSECURED 01/24 3.9	105
		CAPITAL ONE FINANCIAL CO SUBORDINATED 10/25 4.2	272
		CCO HLDGS LLC/CAP CORP SR UNSECURED 05/32 4.5	334
		CHARTER COMM OPT LLC/CAP SR SECURED 04/48 5.75	156
		CHARTER COMM OPT LLC/CAP SR SECURED 07/25 4.908	165
		CHARTER COMM OPT LLC/CAP SR SECURED 10/45 6.484	1,164
		CIGNA CORP COMPANY GUAR 10/28 4.375	597
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	1,021
		CITIGROUP INC SR UNSECURED 03/31 VAR	400
		COCA COLA CO/THE SR UNSECURED 06/30 1.65	628
		COMCAST CORP COMPANY GUAR 10/25 3.95	109
		COMCAST CORP COMPANY GUAR 10/48 4.7	192

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	$1,663
		CVS HEALTH CORP SR UNSECURED 03/28 4.3	143
		CVS HEALTH CORP SR UNSECURED 03/38 4.78	489
		DOMINION ENERGY INC JR SUBORDINA 10/54 VAR	507
		DOMINION ENERGY INC SR UNSECURED 04/26 1.45	148
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	261
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	170
		ELANCO ANIMAL HEALTH INC SR UNSECURED 08/28 6.4	319
		EXXON MOBIL CORPORATION SR UNSECURED 03/40 4.227	326
		EXXON MOBIL CORPORATION SR UNSECURED 10/30 2.61	207
		FANNIE MAE FNR 2007 50 DZ	79
		FANNIE MAE FNR 2009 66 ET	7
		FANNIE MAE FNR 2013 106 MA	84
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	40
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	17
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	74
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	560
		FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	90
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	46
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	35
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	194
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	59
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	493
		FED HM LN PC POOL G13824 FG 12/24 FIXED 5.5	37
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	776
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	55
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	95
		FED HM LN PC POOL G60384 FG 12/45 FIXED 4.5	131
		FED HM LN PC POOL G60920 FG 04/46 FIXED 4.5	152
		FED HM LN PC POOL G61060 FG 06/47 FIXED 4.5	637
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	27
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	61
		FED HM LN PC POOL Q48237 FG 05/47 FIXED 4.5	271
		FED HM LN PC POOL RA2958 FR 07/50 FIXED 2	828
		FED HM LN PC POOL RA3053 FR 07/50 FIXED 2	514
		FED HM LN PC POOL RA3167 FR 07/50 FIXED 2	2,441
		FED HM LN PC POOL RA3202 FR 07/50 FIXED 2.5	2,267
		FED HM LN PC POOL RA4119 FR 12/50 FIXED 2	1,889
		FED HM LN PC POOL RA6337 FR 11/51 FIXED 2.5	1,237
		FED HM LN PC POOL SD7530 FR 11/50 FIXED 2.5	835
		FED HM LN PC POOL V83108 FG 03/47 FIXED 4.5	325
		FEDEX CORP 1998 PASS TST PASS THRU CE 07/23 6.72	17
		FEDEX CORP COMPANY GUAR 05/50 5.25	436
		FNMA POOL 704235 FN 05/33 FIXED 5.5	22

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FNMA POOL 725228 FN 03/34 FIXED VAR	$1
		FNMA POOL 725229 FN 03/34 FIXED VAR	44
		FNMA POOL 735503 FN 04/35 FIXED VAR	1
		FNMA POOL 888560 FN 11/35 FIXED VAR	42
		FNMA POOL 889072 FN 12/37 FIXED VAR	131
		FNMA POOL 889984 FN 10/38 FIXED VAR	120
		FNMA POOL 965097 FN 09/38 FLOATING VAR	25
		FNMA POOL 976853 FN 11/29 FIXED 5.5	44
		FNMA POOL 995006 FN 10/38 FLOATING VAR	9
		FNMA POOL 995051 FN 03/37 FIXED VAR	32
		FNMA POOL AB1763 FN 11/30 FIXED 4	22
		FNMA POOL AD0198 FN 09/38 FIXED VAR	33
		FNMA POOL AD0244 FN 10/24 FIXED VAR	88
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	15
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	299
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	55
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	102
		FNMA POOL AL7147 FN 02/45 FIXED VAR	59
		FNMA POOL AL7205 FN 12/29 FIXED VAR	63
		FNMA POOL AL7384 FN 09/45 FIXED VAR	119
		FNMA POOL AL8816 FN 09/45 FIXED VAR	182
		FNMA POOL AL8830 FN 10/34 FIXED VAR	348
		FNMA POOL AL9096 FN 10/42 FIXED VAR	245
		FNMA POOL AL9407 FN 09/42 FIXED VAR	70
		FNMA POOL AL9781 FN 02/46 FIXED VAR	229
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	18
		FNMA POOL BF0045 FN 03/52 FIXED 4.5	252
		FNMA POOL BH5372 FN 08/47 FIXED 4	292
		FNMA POOL BK5257 FN 05/48 FIXED 4	428
		FNMA POOL BM1357 FN 01/43 FIXED VAR	285
		FNMA POOL BM6149 FN 10/49 FLOATING VAR	635
		FNMA POOL BN3064 FN 02/49 FLOATING VAR	62
		FNMA POOL CA2643 FN 11/48 FIXED 4.5	110
		FNMA POOL CA2804 FN 12/48 FIXED 4.5	124
		FNMA POOL CA6247 FN 07/50 FIXED 2.5	1,752
		FNMA POOL CA6398 FN 07/50 FIXED 2.5	976
		FNMA POOL CA6902 FN 09/50 FIXED 2	2,347
		FNMA POOL CA7241 FN 10/50 FIXED 2.5	2,719
		FNMA POOL CA8473 FN 01/51 FIXED 2	1,130
		FNMA POOL FM4714 FN 10/50 FIXED VAR	2,605
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	203
		FNMA POOL MA2508 FN 01/36 FIXED 4	124
		FNMA POOL MA3617 FN 03/49 FIXED 5	92
		FNMA TBA 30 YR 2.5 SINGLE FAMILY MORTGAGE	12,660

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FORD MOTOR CREDIT CO LLC SR UNSECURED 01/22 5.596	$275
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/24 3.81	207
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/23 4.375	208
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 2.7	202
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 4.542	353
		FORD MOTOR CREDIT CO LLC SR UNSECURED 09/22 4.25	204
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/22 3.35	202
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/24 4.063	210
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/25 3.375	286
		FREDDIE MAC SCRT SCRT 2017 4 M45T	268
		FREDDIE MAC FHR 2957 VZ	174
		FREDDIE MAC FHR 4283 EW	251
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	48
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H22 FH	1,109
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H01 FE	878
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H08 FB	381
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 H15 JF	824
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 H01 FV	2,016
		GOVERNMENT NATIONAL MORTGAGE A GNR 2021 H19 FM	834
		HCA INC SR SECURED 06/39 5.125	185
		HCA INC SR SECURED 06/47 5.5	230
		HCA INC SR SECURED 06/49 5.25	97
		HOME DEPOT INC SR UNSECURED 04/30 2.7	52
		HOME DEPOT INC SR UNSECURED 04/40 3.3	54
		HOME DEPOT INC SR UNSECURED 04/50 3.35	55
		HSBC HOLDINGS PLC SR UNSECURED 03/26 4.3	219
		HSBC HOLDINGS PLC SR UNSECURED 03/30 4.95	235
		HSBC HOLDINGS PLC SR UNSECURED 05/24 VAR	467
		HSBC HOLDINGS PLC SR UNSECURED 05/25 VAR	198
		HSBC HOLDINGS PLC SR UNSECURED 06/31 VAR	203
		HSBC HOLDINGS PLC SR UNSECURED 08/31 VAR	196
		HSBC HOLDINGS PLC SUBORDINATED 05/36 6.5	408
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	797
		ILLINOIS ST ILS 06/33 FIXED 5.1	751
		JPMORGAN CHASE + CO SR UNSECURED 03/31 VAR	261
		JPMORGAN CHASE + CO SR UNSECURED 04/31 VAR	126
		JPMORGAN CHASE + CO SR UNSECURED 04/51 VAR	285
		JPMORGAN CHASE + CO SR UNSECURED 07/24 VAR	469
		JPMORGAN CHASE + CO SUBORDINATED 05/23 3.375	515
		JPMORGAN CHASE + CO SUBORDINATED 05/31 VAR	363
		JPMORGAN CHASE + CO SUBORDINATED 10/27 4.25	281
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	707
		KINDER MORGAN ENER PART COMPANY GUAR 09/44 5.4	396
		KINDER MORGAN INC/DELAWA COMPANY GUAR 02/46 5.05	270

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	LLOYDS BANKING GROUP PLC SR UNSECURED 08/23 4.05	$262
		LLOYDS BANKING GROUP PLC SUBORDINATED 03/26 4.65	220
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/24 4.5	512
		LYB INT FINANCE III COMPANY GUAR 04/51 3.625	186
		LYB INT FINANCE III COMPANY GUAR 05/50 4.2	58
		LYB INT FINANCE III COMPANY GUAR 10/30 2.25	50
		NATWEST GROUP PLC SR UNSECURED 06/27 VAR	345
		NATWEST GROUP PLC SUBORDINATED 12/22 6.125	523
		NATWEST GROUP PLC SUBORDINATED 12/23 6	869
		NEW JERSEY ST TURNPIKE AUTH TU NJSTRN 01/40 FIXED 7.414	121
		NEW JERSEY ST TURNPIKE AUTH TU NJSTRN 01/41 FIXED 7.102	510
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/24 2.9	510
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/26 3.2	77
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/29 3.5	410
		ORACLE CORP SR UNSECURED 04/30 2.95	253
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/31 5.6	635
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/44 7.25	222
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/49 6.9	186
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 06/50 6.75	497
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	109
		PETROLEOS MEXICANOS COMPANY GUAR 01/50 7.69	169
		PETROLEOS MEXICANOS COMPANY GUAR 03/27 6.5	1,174
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	1,249
		PETROLEOS MEXICANOS COMPANY GUAR 09/47 6.75	111
		RELX CAPITAL INC COMPANY GUAR 03/29 4	278
		SLM STUDENT LOAN TRUST SLMA 2005 3 A6	2,197
		SLM STUDENT LOAN TRUST SLMA 2011 1 A2	2,128
		SOUTHERN CO JR SUBORDINA 01/51 VAR	665
		SOUTHERN CO JR SUBORDINA 09/51 VAR	200
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	16,109
		T MOBILE USA INC COMPANY GUAR 04/29 3.375	713
		T MOBILE USA INC SR SECURED 04/30 3.875	274
		T MOBILE USA INC SR SECURED 04/50 4.5	352
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	382
		TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	258
		TIME WARNER CABLE LLC SR SECURED 05/37 6.55	328
		TIME WARNER CABLE LLC SR SECURED 06/39 6.75	785
		TRANSCANADA TRUST COMPANY GUAR 03/77 VAR	569
		TRANSCANADA TRUST COMPANY GUAR 05/75 VAR	630
		TRANSCANADA TRUST COMPANY GUAR 08/76 VAR	300
		TRANSCANADA TRUST COMPANY GUAR 09/79 VAR	400
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	276
		UNITED PARCEL SERVICE SR UNSECURED 04/50 5.3	371
		UNUM GROUP SR UNSECURED 12/28 6.75	279

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	US TREASURY N/B 01/24 0.125	$216
		US TREASURY N/B 03/23 0.125	1,647
		US TREASURY N/B 04/24 0.375	1,980
		US TREASURY N/B 04/26 0.75	3,050
		US TREASURY N/B 06/23 0.125	1,768
		US TREASURY N/B 06/26 0.875	1,856
		US TREASURY N/B 07/25 0.25	4,367
		US TREASURY N/B 08/30 0.625	1,730
		US TREASURY N/B 09/25 0.25	2,422
		US TREASURY N/B 09/26 0.875	1,951
		US TREASURY N/B 10/23 0.375	1,389
		US TREASURY N/B 10/26 1.125	1,903
		US TREASURY N/B 11/30 0.875	6,624
		US TREASURY N/B 11/41 2	1,492
		US TREASURY N/B 11/49 2.375	1,026
		US TREASURY N/B 12/25 0.375	970
		VMWARE INC SR UNSECURED 08/23 0.6	149
		VMWARE INC SR UNSECURED 08/26 1.4	172
		VODAFONE GROUP PLC JR SUBORDINA 04/79 VAR	454
		WALT DISNEY COMPANY/THE COMPANY GUAR 11/37 6.65	334
		WELLS FARGO + COMPANY SR UNSECURED 04/51 VAR	651
		WELLS FARGO + COMPANY SUBORDINATED 06/26 4.1	218
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	530
		WILLIAMS COMPANIES INC SR UNSECURED 11/30 3.5	372
		ZOETIS INC SR UNSECURED 11/25 4.5	330
		Total Dodge & Cox	$154,368

	Jackson Square Partners	ABIOMED INC COMMON STOCK USD.01	$1,828
		ALLBIRDS INC CL A COMMON STOCK USD.0001	563
		AZENTA INC COMMON STOCK USD.01	326
		BIO TECHNE CORP COMMON STOCK USD.01	3,602
		COUPA SOFTWARE INC COMMON STOCK USD.0001	1,681
		DOLBY LABORATORIES INC CL A COMMON STOCK USD.001	3,576
		ELASTIC NV COMMON STOCK EUR.01	3,091
		FARFETCH LTD CLASS A COMMON STOCK USD.04	2,268
		GRACO INC COMMON STOCK USD1.0	2,062
		GROCERY OUTLET HOLDING CORP COMMON STOCK USD.001	3,415
		LENDINGCLUB CORP COMMON STOCK USD.01	2,022
		LIBERTY BROADBAND C COMMON STOCK USD.01	3,301
		LYFT INC A COMMON STOCK USD.00001	4,423
		NEVRO CORP COMMON STOCK USD.001	2,232
		NEW YORK TIMES CO A COMMON STOCK USD.1	4,846
		OMNICELL INC COMMON STOCK USD.001	1,556
		PACIFIC BIOSCIENCES OF CALIF COMMON STOCK USD.0001	3,349

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Jackson Square Partners	PAPA JOHN S INTL INC COMMON STOCK USD.01	$1,603
		SAILPOINT TECHNOLOGIES HOLDI COMMON STOCK USD.0001	1,686
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,821
		STITCH FIX INC CLASS A COMMON STOCK USD.00002	1,496
		TANDEM DIABETES CARE INC COMMON STOCK	4,358
		TWIST BIOSCIENCE CORP COMMON STOCK USD.00001	1,569
		UPWORK INC COMMON STOCK USD.0001	2,381
		VIMEO INC COMMON STOCK USD.01	1,578
		VROOM INC COMMON STOCK	824
		WIX.COM LTD COMMON STOCK ILS.01	2,859
		WYNDHAM HOTELS + RESORTS INC COMMON STOCK USD.01	2,683
		Total Jackson Square Partners	$67,999

	Next Century	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$103
		Total Next Century	$103

	AJO Partners	AARON S CO INC/THE COMMON STOCK USD.5	$22
		CTO REALTY GROWTH INC REIT USD.01	44
		GAMING AND LEISURE PROPERTIE REIT	4
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	26
		Total AJO Partners	$96

	Loomis Sayles	ALIBABA GROUP HOLDING SP ADR ADR USD.000025	$3,468
		ALPHABET INC CL A COMMON STOCK USD.001	9,378
		ALPHABET INC CL C COMMON STOCK USD.001	9,390
		AMAZON.COM INC COMMON STOCK USD.01	15,475
		AUTODESK INC COMMON STOCK USD.01	9,676
		AUTOMATIC DATA PROCESSING COMMON STOCK USD.1	1,867
		BOEING CO/THE COMMON STOCK USD5.0	10,678
		CISCO SYSTEMS INC COMMON STOCK USD.001	4,478
		COLGATE PALMOLIVE CO COMMON STOCK USD1.0	2,901
		DEERE + CO COMMON STOCK USD1.0	6,052
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	5,287
		FACTSET RESEARCH SYSTEMS INC COMMON STOCK USD.01	4,145
		ILLUMINA INC COMMON STOCK USD.01	5,521
		INTUITIVE SURGICAL INC COMMON STOCK USD.001	3,521
		META PLATFORMS INC CLASS A COMMON STOCK USD.000006	14,391
		MICROSOFT CORP COMMON STOCK USD.00000625	12,116
		MONSTER BEVERAGE CORP COMMON STOCK	7,591
		NOVARTIS AG SPONSORED ADR ADR	6,419
		NOVO NORDISK A/S SPONS ADR ADR	2,755
		NVIDIA CORP COMMON STOCK USD.001	17,251
		ORACLE CORP COMMON STOCK USD.01	10,254
		QUALCOMM INC COMMON STOCK USD.0001	6,027

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Loomis Sayles	REGENERON PHARMACEUTICALS COMMON STOCK USD.001	$6,872
		ROCHE HOLDINGS LTD SPONS ADR ADR CNY1.0	6,397
		SALESFORCE INC COMMON STOCK USD.001	9,035
		SCHLUMBERGER LTD COMMON STOCK USD.01	3,249
		SEI INVESTMENTS COMPANY COMMON STOCK USD.01	3,061
		STARBUCKS CORP COMMON STOCK USD.001	5,990
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	4,507
		VERTEX PHARMACEUTICALS INC COMMON STOCK USD.01	6,085
		VISA INC CLASS A SHARES COMMON STOCK USD.0001	12,294
		WALT DISNEY CO/THE COMMON STOCK USD.01	8,480
		WORKDAY INC CLASS A COMMON STOCK USD.001	3,377
		YUM BRANDS INC COMMON STOCK	3,201
		YUM CHINA HOLDINGS INC COMMON STOCK USD.01	1,712
		Total Loomis Sayles	$242,901

	Westwood	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$64
		Total Westwood	$64

	T. Rowe Price	ABBVIE INC COMMON STOCK USD.01	$3,864
		ALPHABET INC CL C COMMON STOCK USD.001	2,228
		AMEREN CORPORATION COMMON STOCK USD.01	2,465
		AMERICAN INTERNATIONAL GROUP COMMON STOCK USD2.5	7,367
		ANTHEM INC COMMON STOCK USD.01	5,071
		APPLIED MATERIALS INC COMMON STOCK USD.01	3,551
		AVALONBAY COMMUNITIES INC REIT USD.01	2,721
		BANK OF AMERICA CORP COMMON STOCK USD.01	5,078
		BECTON DICKINSON AND CO COMMON STOCK USD1.0	4,436
		BECTON DICKINSON AND CO PREFERRED STOCK 06/23 6	516
		BOEING CO/THE COMMON STOCK USD5.0	1,479
		BUNGE LTD COMMON STOCK USD.01	1,583
		CF INDUSTRIES HOLDINGS INC COMMON STOCK USD.01	2,896
		CHUBB LTD COMMON STOCK	6,042
		CIGNA CORP COMMON STOCK USD.01	3,222
		CISCO SYSTEMS INC COMMON STOCK USD.001	2,544
		CITIGROUP INC COMMON STOCK USD.01	507
		CITRIX SYSTEMS INC COMMON STOCK USD.001	1,948
		COCA COLA CO/THE COMMON STOCK USD.25	2,285
		COMCAST CORP CLASS A COMMON STOCK USD.01	3,340
		CONAGRA BRANDS INC COMMON STOCK USD5.0	1,969
		CONOCOPHILLIPS COMMON STOCK USD.01	3,368
		CUMMINS INC COMMON STOCK USD2.5	2,112
		CVS HEALTH CORP COMMON STOCK USD.01	2,403
		ELANCO ANIMAL HEALTH INC COMMON STOCK	1,532

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	ELANCO ANIMAL HEALTH INC PREFERRED STOCK 02/23 5	$57
		ENTERGY CORP COMMON STOCK USD.01	1,763
		EQUITABLE HOLDINGS INC COMMON STOCK USD.01	2,930
		EXXON MOBIL CORP COMMON STOCK	2,798
		FIFTH THIRD BANCORP COMMON STOCK	4,559
		FISERV INC COMMON STOCK USD.01	2,961
		FOX CORP CLASS B COMMON STOCK USD.01	851
		GENERAL ELECTRIC CO COMMON STOCK USD.01	8,205
		GOLDMAN SACHS GROUP INC COMMON STOCK USD.01	3,066
		HOLOGIC INC COMMON STOCK USD.01	2,191
		HUNTINGTON BANCSHARES INC COMMON STOCK USD.01	2,378
		ILLINOIS TOOL WORKS COMMON STOCK USD.01	2,790
		INTERNATIONAL PAPER CO COMMON STOCK USD1.0	4,837
		INTL FLAVORS + FRAGRANCES COMMON STOCK USD.125	3,425
		JOHNSON + JOHNSON COMMON STOCK USD1.0	4,177
		KIMBERLY CLARK CORP COMMON STOCK USD1.25	3,027
		KOHLS CORP COMMON STOCK USD.01	1,203
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	1,526
		MAGNA INTERNATIONAL INC COMMON STOCK	2,055
		MARSH + MCLENNAN COS COMMON STOCK USD1.0	2,710
		MEDTRONIC PLC COMMON STOCK USD.1	3,588
		MERCK + CO. INC. COMMON STOCK USD.5	2,755
		METLIFE INC COMMON STOCK USD.01	4,614
		MICROSOFT CORP COMMON STOCK USD.00000625	7,000
		MORGAN STANLEY COMMON STOCK USD.01	2,795
		NEWS CORP CLASS A COMMON STOCK USD.01	2,239
		NEXTERA ENERGY INC COMMON STOCK USD.01	2,959
		NIELSEN HOLDINGS PLC COMMON STOCK EUR.07	944
		NXP SEMICONDUCTORS NV COMMON STOCK	1,686
		PERRIGO CO PLC COMMON STOCK EUR.001	456
		PFIZER INC COMMON STOCK USD.05	3,157
		PHILIP MORRIS INTERNATIONAL COMMON STOCK	2,905
		QUALCOMM INC COMMON STOCK USD.0001	5,920
		ROCKWELL AUTOMATION INC COMMON STOCK USD1.0	1,600
		ROWE T PRICE GOV RES FD	3,139
		SCHWAB (CHARLES) CORP COMMON STOCK USD.01	5,469
		SEMPRA ENERGY COMMON STOCK	4,043
		SIEMENS AG SPONS ADR ADR	2,537
		SIGNATURE BANK COMMON STOCK USD.01	1,072
		SOUTHERN CO PREFERRED STOCK 08/22 6.75	907
		SOUTHERN CO/THE COMMON STOCK USD5.0	6,412
		SOUTHWEST AIRLINES CO COMMON STOCK USD1.0	1,638
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,036
		STERICYCLE INC COMMON STOCK USD.01	1,645

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2021	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor,		Current Value
	or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	TC ENERGY CORP COMMON STOCK	$1,809
		TE CONNECTIVITY LTD COMMON STOCK CHF.57	2,050
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.0	3,384
		THERMO FISHER SCIENTIFIC INC COMMON STOCK USD1.0	2,407
		TJX COMPANIES INC COMMON STOCK USD1.0	4,122
		TOTALENERGIES SE SPON ADR ADR	6,262
		TYSON FOODS INC CL A COMMON STOCK USD.1	3,438
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	7,350
		US DOLLAR	24
		WALMART INC COMMON STOCK USD.1	3,209
		WALT DISNEY CO/THE COMMON STOCK USD.01	3,317
		WELLS FARGO + CO COMMON STOCK USD1.666	9,242
		WELLTOWER INC REIT USD1.0	1,841
		WEYERHAEUSER CO REIT USD1.25	5,095
		ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD.01	3,043
		Total T. Rowe Price	$259,145

		Grand Total	$894,100

Item  9.01Financial Statements and Exhibits

(d)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm – VASQUEZ & COMPANY LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2022

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Natalie K. Schilling
Natalie K. Schilling
Chair of the Southern California Edison Company
Benefits Committee